Filed pursuant to Rule 424(b)(3)
Registration No. 333-110132

This prospectus relates to an effective registration statement under the Securities Act of 1933. This prospectus is not an offer to sell these securities and it is not soliciting an offer to buy these securities in any state where the offer or sale is not permitted.

KOSS CORPORATION

19,875 Shares
Common Stock

     We are registering for resale pursuant to this prospectus 19,875 shares of our common stock that we have issued to the selling stockholders named in this prospectus. The offering of shares of our common stock under this prospectus is being made by the selling stockholders only. It is not part of an original issuance by us of shares of our common stock. Accordingly, all of the net proceeds from the sale of shares of our common stock offered under this prospectus will go to the selling stockholders who offer and decide to sell their shares.

     Our common stock is quoted on the Nasdaq and trades under the symbol “KOSS.” On November 19, 2004, the closing price of one share of our common stock, as reported on the Nasdaq, was $20.70. The selling stockholders may offer their shares of our common stock in transactions on the Nasdaq Stock Market’s National Market, through the over-the-counter market in negotiated transactions, or through a combination of these methods. The selling stockholders may offer their shares of our common stock at prevailing market prices, at prices related to market prices, at fixed prices that may change or at privately negotiated prices. See below under the caption “Plan of Distribution.”

An investment in shares of our common stock involves risk.
You should carefully consider the risks we describe under the caption “Risk Factors”
beginning on page 3.

NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR
ANY STATE SECURITIES COMMISSION HAS APPROVED OR DISAPPROVED
OF THESE SECURITIES OR PASSED UPON
THE ADEQUACY OR ACCURACY OF THIS PROSPECTUS.
ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

     The information contained in this prospectus is accurate only as of the date of this prospectus, regardless of the time of delivery of this prospectus or of any sale of shares of our common stock offered under this prospectus.

     No dealer, salesman or any other person has been authorized to give any information or to make any representations in connection with this offering other than those contained in this prospectus and, if given or made, such other information and representations must not be relied upon as having been authorized by us or the selling stockholders. This prospectus does not constitute an offer to sell, or a solicitation of any offer to buy, any securities other than the registered securities to which it relates. This prospectus does not constitute an offer to sell, or a solicitation of any offer to buy, such securities in any circumstances or jurisdiction in which such offer or solicitation is unlawful.

     This prospectus is dated December 9, 2004.

SUMMARY

     We are registering for resale pursuant to this prospectus 19,875 shares of our common stock that we have issued pursuant to an Asset Purchase Agreement, dated effective as of May 1, 2003, among us, Addax Sound Company, a Delaware corporation, and the stockholders of Addax. Pursuant to the Asset Purchase Agreement, we acquired substantially all of the assets of Addax, a developer and manufacturer of hands-free communication devices, including proprietary headsets and off-the-body communication systems. Under the Asset Purchase Agreement, we issued 19,875 shares of our common stock to Addax for immediate subsequent distribution to the stockholders of Addax as consideration for the acquisition of the assets of Addax. We are registering 19,875 shares of our common stock for resale under this prospectus to cover the 19,875 shares referred to above. The selling stockholders can use this prospectus to sell some or all of the shares of our common stock they received pursuant to the Asset Purchase Agreement.

     Although we will not receive any of the proceeds from the selling stockholders’ sale of their shares, we have agreed to and will pay for the costs of registering the shares covered by this prospectus, other than commissions, fees and discounts of underwriters, brokers, dealers and agents, if any.

     We design, develop, manufacture and market stereo headphones and related accessory products. We have been involved in the stereo headphones business since 1971. We are a Delaware corporation. Our principal executive offices are located at 4129 North Port Washington Avenue, Milwaukee, Wisconsin 53212, and our telephone number is (414) 964-5000.

RISK FACTORS

     You should carefully consider the following risk factors before you decide to buy our common stock. If any of these risks actually occur, our business, financial condition, operating results or cash flows could be materially adversely affected. This could cause the trading price of our common stock to decline, and you could lose part or all of your investment.

REDUCTION IN PRESENT LEVELS OF CASH FLOW COULD ADVERSELY AFFECT OUR BUSINESS

Our primary source of liquidity over the past twelve months has been operating cash flows. Our future cash flows from operations (on both a short term and long term basis) are dependent upon, but not limited to:

-	our ability to attract new customers that will sell our products and pay us for them,

-	our ability to retain our existing customers at the level of sales previously produced,

-	the volume of sales for these customers,

-	the loss of business of one or more primary customers,

-	changes in types of products that the customers purchase in their sales mix,

-	the volume of royalty income paid to us by our licensees based upon the terms of each royalty agreement, including the inability to negotiate favorable royalty arrangements and renew current arrangements with certain existing favorable terms,

-	poor or deteriorating economic conditions which would directly impact the ability of our customers to remain in business and pay for their products on a timely basis,

-	management’s ability to hold the line on any requests for increases in material or labor cost increases, and

-	the ability to collect in full and in a timely manner, amounts due to us.

In addition, as noted above, our cash flow is also dependent, to some extent, upon our ability to maintain our operating margins. If there were a general downturn in economic conditions or other events that caused our customers to turn to lower-priced, lower-margin products, our cash flow and profitability could be materially and adversely affected.

OUR FAILURE TO ATTRACT AND RETAIN CUSTOMERS TO SELL OUR PRODUCTS COULD ADVERSELY AFFECT OUR SALES VOLUME AND FUTURE PROFITABILITY

We market a line of products used by consumers to listen to music. We distribute these products through retail channels in the U.S. and independent distributors throughout the rest of the world. We are dependent upon our ability to retain an existing base of customers to sell our line of products. Loss of customers means loss of product placement. We have broad distribution across many channels including specialty stores, mass merchants, electronics stores and computer retailers. Since distribution is broadly based, any loss of a customer directly translates into a reduction in sales volume which can only be replaced by replacing a similar number of representative retail outlets. The inability of our sales and marketing staff to obtain new distribution outlets translates into a lack of future growth and possibly a setback in sales volumes when loss of current customers occurs. For example, the loss of a customer representing 10% of the company’s business would translate into a reduction in revenues of up to 10% based upon the point through the fiscal year that the customer was lost. Attracting a new customer during the course of a fiscal year could have a positive impact or simply replace an account which has been lost. In addition, a customer can decide to make a change in the models that it decides to offer for sale. Such changes can take place arbitrarily throughout the course of a year which can cause reductions in sales revenues in proportion to the number of retail outlets that the store represents in the market. We may not be able to maintain customers or model selections and therefore experience a reduction in its sales revenue until a model is restored to the mix or a customer is replaced by a new customer. A reduction in sales volume would cause a reduction in profitability. Our failure to retain existing customers, obtain new customers or develop new product lines that customers would choose to offer to consumers could significantly affect our future profitability. The loss of business of one or more principal customers or a change in the sales volume from a particular customer could have a material adverse effect on our sales volume and profitability.

SHIFT IN CUSTOMER SPECIFICATIONS TO LOWER PRICED ITEMS CAN REDUCE PROFIT MARGINS NEGATIVELY IMPACTING OUR PROFITABILITY

We sell a line of products with a suggested retail price ranging from less than $10 dollars US to $1000 dollars US. The gross margin for each of these models is unique in terms of percentages. The price range of the products also produces a different level of actual dollar contribution per unit. For example a product with a gross margin contribution of 50% might yield a $5.00 contribution for one item, while another item may feature a 30% gross margin which could yield $50.00 dollars. We find the low priced portion of the market most competitive and therefore most subject to pressure on gross margin percentages which tends to lower profit contributions. Retail preference for lower priced items can reduce profit margins and contributions. The risk is that a shift in retail customer specifications toward lower priced items can lead to lower gross margins and lower profit contributions per unit of sale. Due to the range of products that we sell, the product sales mix can produce a variation in terms of a range of profit margins. Some customers a sell limited range of products that yield lower profit margins than others. Most notably, the budget priced headphone segment of the market below $10.00 retail which is distributed through computer stores, office supply stores, and mass market retailers tend to yield the lowest gross margins. An increase in business with these types of accounts, when coupled with a simultaneous reduction in sales to customers with higher gross margins will reduce profit margins and profitability.

POOR ECONOMIC CONDITIONS CAN RESTRICT OR LIMIT PRODUCT PLACEMENT, SALES AND REPLENISHMENT WHICH COULD DECREASE OUR PROFITS

Deteriorating or weak economic conditions, or a forecast for the same, can trigger changes in inventory stocking at retail. This may in turn lead to a reduction in model offerings and to out of stock situations. If a retail customer of the company does not have adequate stocks of our products to offer for sale in a retail store, consumers may choose another competitive model instead. Customers operating retail stores anticipate future sales demands and inventory products accordingly. Whenever a general economic slowdown occurs, at both the domestic or foreign level, sales volume levels and re-orders change. These changes directly impact our sales and profitability. We are not in a position to determine how we will be affected by these circumstances, how extensive the effects may be, or for how long we may be impacted by these circumstances. Our customers respond to changes in economic conditions and any anticipated changes in economic conditions can therefore restrict product placement, availability, sales, replenishment and ultimately profitability. These conditions exist domestically and internationally.

MANAGEMENT IS SUBJECT TO DECISIONS MADE OUTSIDE ITS CONTROL WHICH COULD DIRECTLY AFFECT OUR FUTURE PROFITABILITY

Retail customers determine which products they will stock for resale. We compete with other manufacturers to secure shelf space in retail stores for our products. During the course of a year changes in the customers management personnel can ultimately lead to changes in the stock assortment offered to consumers. These changes are often arbitrary. The sales and marketing team cannot always overcome such decisions. In addition to changes in personnel within our customers, it is also possible that a strategic decision can be made by a retail customer to consolidate vendors, or to discontinue certain product categories all together. In these instances our management team is not able to overcome such decisions. Our management team is also engaged in the effective procurement, assembly, and manufacture of products. The ability to negotiate with suppliers, maintain productivity, and hold the line on cost increases can be subjected to pressures outside the control of management. For example, increases in fuel costs can increase rates in freight. Increases of this nature can seldom be avoided and the company is not able to pass such increases along to its customers. Our management’s effective control of the manufacturing processes will have a direct impact on our future profitability. We regularly make decisions that affect production schedules, shipping schedules, employee level, and inventory levels. Our ability to make effective decisions in managing these areas has a direct effect on future profitability.

ACCOUNTS RECEIVABLE AMOUNTS DUE FROM OUR CUSTOMERS CAN BE LOST AS A RESULT OF CUSTOMER BANKRUPTCY, OPERATIONAL DIFFICULTY, OR FAILURE TO PAY NEGATIVELY IMPACTING OUR FUTURE PROFITABILITY

We have significant accounts receivable or other amounts due from our customers or other parties. The accounts receivable balance at the end of the last 4 quarters averaged approximately eight million dollars US. Terms of payment for customers range from cash in advance to net 90 day credit terms. These credit arrangements are negotiated at unspecified and irregular intervals. The largest customers generate the largest receivable balances. If a customer develops operational difficulty it is not uncommon to temporarily suspend payment to vendors. The company is not immune from such practice in the retail marketplace. From time to time a customer may develop severe operating losses which can trigger a bankruptcy. In these cases, we loose most of the outstanding balance due. Occasionally we have been current with a customer at the time such an event occurs. The risk is that loosing the revenue of the customer in the future after a re-structure, might be more onerous than loosing the current outstanding debt. We are not immune from making such decisions. In addition, many companies that will insure accounts receivables will not do so for our largest mass market customers. The best example of such a loss was KMART Corporation. We lost approximately $500,000 when KMART filed for re-organization. KMART had been current with us at the time that KMART filed Chapter 11 bankruptcy. We continued to supply KMART during its post petition re-organization and continue to supply the customer profitably today. The risk is that we derive most of our sales revenue and profits from selling products to retailers for resale to consumers. The failure of our customers to pay in full amounts due to us could negatively affect future profitability.

COMPANY PROFITS CAN SUFFER FROM INTERRUPTIONS IN SUPPLY CHAIN

     We operate a small sales office in Switzerland to service the International Export marketplace. We are aware of no material risk in maintaining this operation. Loss of this office would result in a transfer of sales and marketing responsibility. We use contract manufacturing facilities in Mainland China, Taiwan, and South Korea. These independent supplier entities are distant from us which means that we are at risk of business interruptions due to natural disaster, war, disease, and government intervention through tariffs or trade restrictions. We maintain a finished goods inventory level in our US facility to mitigate this risk. The approximate level of finished goods inventory is stocked at an average of 90 days demand per item. Recovery of a single facility through a replacement of supplier in the event of disaster or suspension of supply could take approximately 120 days. We believe that it could restore production of its top ten selling models (which represent 76% of the company’s sales revenue) within 1 year.

We are also at risk if trade restrictions are introduced on our products based upon country of origin. In addition any increase in tariffs and freight charges would not be acceptable to pass along to our customers and would directly impact our profits. For example, an additional increase of 5% in duty for a complete fiscal year of purchases would amount to a reduction in pretax profit of approximately $600,000 based upon sales reported in the company’s 10K for the period ending June 30, 2003.

FLUCTUATIONS IN CURRENCY EXCHANGE RATES COULD AFFECT PRICING OF OUR PRODUCTS AND CAUSE CUSTOMERS TO PURCHASE LOWER-PRICED, LESS PROFITABLE PRODUCTS

We receive a material portion of our revenue and profits from our business in Canada and the European Union. To the extent that value of the U.S. dollar increases relative to currencies in those jurisdictions, it increases the cost of our products in those jurisdictions, which could create negative pressure on the demand for our products. To the extent that increased prices arising from currency fluctuations decreases our sales or moves customers to purchase lower-priced, lower profit products, our revenues, profits, and cash flows could be adversely affected.

WHERE YOU CAN FIND MORE INFORMATION

     We file annual, quarterly and special reports, proxy statements and other information with the Securities and Exchange Commission (the “SEC”). Our SEC filings are available to the public over the Internet at the SEC’s website at http://www.sec.gov. You may also read and copy any document we file with the SEC at its public reference facilities at 450 Fifth Street, N.W., Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information on the operation of the public reference facilities. Our SEC filings are also available at the office of the Nasdaq National Market. For further information on obtaining copies of our public filings from the Nasdaq National Market, please call 212-656-5060.

     We intend to furnish our stockholders with annual reports containing audited consolidated financial statements and other periodic reports as we may determine or as may be required by law.

     This prospectus constitutes a part of a registration statement on Form S-3 that we have filed with the SEC under the Securities Act of 1933, as amended (the “Securities Act”). This prospectus does not contain all information included in the registration statement. In accordance with the prospectus rules and regulations, we have omitted the itemization of expenses related to the offering, the description of the indemnities provided to our officers and directors, the exhibits and certain undertakings related to the offering. Certain parts of the registration statement have been omitted in accordance with the rules and regulations of the SEC. For further information, please refer to the registration statement, which can be inspected on the SEC’s web site or at the public reference rooms at the offices of the SEC.

DOCUMENTS INCORPORATED BY REFERENCE

     The SEC allows us to “incorporate by reference” certain information and reports that we file with it. Accordingly, this prospectus incorporates by reference the following documents previously filed by us with the SEC pursuant to the Securities Act and the Securities and Exchange Act of 1934, as amended (the “Exchange Act”), and these documents are deemed a part of this prospectus:

     (i) our Annual Report on Form 10-K (file number 0-3295) filed on August 19, 2003, which contains audited financial statements for the fiscal year ended June 30, 2003;

     (ii) our Annual Report on Form 10-K/A, Amendment No. 1 (file number 0-3295) filed on March 10, 2004, which contains audited financial statements for the fiscal year ended June 30, 2003 (Form 10-K/A, Amendment No. 1 amended and restated in its entirety the original Form 10-K filed on August 19, 2003);

     (iii) our Annual Report on Form 10-K/A, Amendment No. 2 (file number 0-3295) filed on November 17, 2004;

     (iv) our Current Report on Form 8-K (file number 0-3295) filed on October 8, 2003;

     (v) our Current Report on Form 8-K (file number 0-3295) filed on January 14, 2004;

     (vi) our Current Report on Form 8-K (file number 0-3295) filed on March 22, 2004;

     (vii) our Current Report on Form 8-K (file number 0-3295) filed on April 9, 2004;

     (viii) our Current Report on Form 8-K (file number 0-3295) filed on July 14, 2004;

     (ix) our Current Report on Form 8-K (file number 0-3295) filed on October 7, 2004;

     (x) our quarterly report on Form 10-Q (file number 0-3295) filed on November 7, 2003, which contains unaudited financial statements for the fiscal quarter ended September 30, 2003;

     (xi) our quarterly report on Form 10-Q/A, Amendment No. 1 (file number 0-3295) filed on February 17, 2004, which contains unaudited financial statements for the fiscal quarter ended September 30, 2003 (Form 10-Q/A, Amendment No. 1 amended and restated in its entirety the original Form 10-Q filed on November 7, 2003);

     (xii) our quarterly report on Form 10-Q/A, Amendment No. 2 (file number 0-3295) filed on November 17, 2004, which contains unaudited financial statements for the fiscal quarter ended September 30, 2003 (Form 10-Q/A, Amendment No. 2 amended and restated in its entirety the original Form 10-Q filed on November 7, 2003 and the Form 10-Q/A filed on February 17, 2004);

     (xiii) our quarterly report on Form 10-Q (file number 0-3295) filed on February 17, 2004, which contains unaudited financial statements for the fiscal quarter ended December 31, 2003;

     (xiv) our quarterly report on Form 10-Q/A, Amendment No. 1 (file number 0-3295) filed on November 17, 2004, which contains unaudited financial statements for the fiscal quarter ended December 31, 2003 (Form 10-Q/A, Amendment No. 1 amended and restated in its entirety the original Form 10-Q filed on February 17, 2004);

     (xv) our quarterly report on Form 10-Q (file number 0-3295), filed on May 17, 2004, which contains unaudited financial statements for the fiscal quarter ended March 31, 2004;

     (xvi) our quarterly report on Form 10-Q/A, Amendment No. 1 (file number 0-3295), filed on November 17, 2004, which contains unaudited financial statements for the fiscal quarter ended March 31, 2004 (Form 10-Q/A, Amendment No. 1 amended and restated in its entirety the original Form 10-Q filed on May 17, 2004);

     (xvii) our latest Annual Report on Form 10-K (file number 0-3295) filed on September 30, 2004, which contains audited financial statements for the fiscal year ended June 30, 2004;

     (xviii) our latest quarterly report on Form 10-Q (file number 0-3295), filed on November 15, 2004, which contains unaudited financial statements for the fiscal quarter ended September 30, 2004; and

     (xix) a description of our common stock contained in our Form S-1 (file number 0-3295) filed on August 7, 1972 pursuant to Section 12 of the Exchange Act, including any amendment or reports filed for the purpose of updating such description.

     All of the documents that we file with the SEC pursuant to Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act after the date of this prospectus and before the termination of the offering relating to this prospectus will be deemed to be incorporated by reference in this prospectus and to constitute a part of this prospectus from the date that such documents are filed with the SEC. For purposes of this prospectus, any statement that is incorporated or deemed to be incorporated by reference in this prospectus will be deemed to be modified, replaced, or superseded by a statement contained in this prospectus or contained in any other subsequently filed document that also is or is deemed to be incorporated by reference in this prospectus. Such modified or superseded statement will be deemed, except as so modified or superseded, to constitute a part of this prospectus.

     You may request, at no cost, copies of any or all of the documents incorporated by reference in this prospectus (other than the exhibits to such documents, unless such exhibits are specifically incorporated by reference into the information that this prospectus incorporates) by writing or telephoning us at: Koss Corporation, 4129 North Port Washington Avenue, Milwaukee, Wisconsin 53212, Attn: Investor Relations, Telephone: (414) 964-5000.

     SELLING STOCKHOLDERS

     The shares of our common stock to be sold pursuant to the offering were acquired by the selling stockholders in connection with our acquisition of Addax Sound Company, as described in this prospectus. The table below sets forth information with respect to the beneficial ownership of the common stock by selling stockholders immediately prior to this offering and as adjusted to reflect the sale of all of the shares of common stock registered under this registration statement pursuant to the offering. All information with respect to the beneficial ownership has been furnished by the selling stockholders.

	Number of Shares		Number of Shares
	Beneficially	Shares Being	Beneficially
Name of Beneficial Owner	Owned Prior to Offering	Offered(1)	Owned After Offering(1)
Christopher Gantz(2)	15,900	15,900	0
Emanuel Winston	3,975	3,975	0
Total	19,875	19,875	0

(1)	Assumes that the selling stockholders offer for sale all 19,875 shares of common stock that may be offered under this prospectus.

(2)	Christopher Gantz has been Vice President-Communication Products for the Company since May 2003.

PLAN OF DISTRIBUTION

     The shares of common stock are being registered to permit public secondary trading of such common stock by the holders thereof from time to time after the date of this prospectus. The sale of the common stock offered by this prospectus may be effected from time to time directly, or by one or more broker-dealers or agents, in one or more transactions (which may involve block transactions) on the Nasdaq (or other national securities exchange or quotation services on which the common stock may be listed or quoted at the time of sale) or otherwise. Such common stock may be sold in one or more negotiated transactions, or through a combination of such methods of distribution, at prices based upon prevailing market prices, fixed prices, varying prices determined at the time of sale or at negotiated prices.

     To our knowledge, there are currently no plans, arrangements or understandings between any selling stockholder and any underwriter, broker-dealer or agent regarding the sale of our common stock by the selling stockholders. In the event one or more broker-dealers or agents agree to sell the common stock, they may do so by purchasing the common stock as principals or by selling the common stock as agent for the selling stockholders. Any such broker-dealers or agents may receive compensation in the form of discounts, concessions or commissions from the selling stockholders or the purchasers of the shares of common stock for which such broker-dealer or agent may act as agent or to whom they may sell as principal, or both. There are no special arrangements in place at this time that deviate from the standard customary compensation for this service.

     The selling stockholders will be subject to applicable provisions of the Exchange Act and the rules and regulations thereunder, including Regulation M. This Regulation may limit the timing of purchases and sales of our common stock by the selling stockholders. Regulation M also restricts bids or purchases made in order to stabilize the price of a security in connection with a distribution of that security. The anti-manipulation rules under the Exchange Act may apply to the sale of the shares in the market and to the activities of the selling stockholders and their affiliates. These restrictions may affect the marketability of the common stock.

USE OF PROCEEDS

     We will not receive any proceeds from the offering.

LEGAL MATTERS

     The validity of the common stock offered by this prospectus will be passed upon for us by Hughes & Luce, LLP in Dallas, Texas.

EXPERTS

     The financial statements as of June 30, 2003 and for the two years ended June 30, 2003 incorporated in this Prospectus by reference to the Annual Report on Form 10-K for the year ended June 30, 2004, have been so incorporated in reliance on the report of PricewaterhouseCoopers LLP, independent registered public accounting firm, given on the authority of said firm as experts in auditing and accounting. The financial statements incorporated in this Prospectus by reference to the Annual Report on Form 10-K for the year ended June 30, 2004, have been so incorporated in reliance on the report of Grant Thornton LLP, independent registered public accountants, given on the authority of said firm as experts in auditing and accounting.

INDEMNIFICATION

     Under Section 145 of the General Corporate Law of the State of Delaware, we have broad power to indemnify our directors and officers against liabilities they may incur in such capacities, including liabilities under the Securities Act. Section 6.01 of our bylaws also provide for indemnification of our directors, officers, employees and agents, if such person acted in good faith and in a manner believed to be in and not opposed to our best interests, and, with respect to any criminal action or proceeding, the indemnified party had no reason to believe his or her conduct was unlawful.

     Article VIII of our restated certificate of incorporation provides that the liability of our directors for monetary damages shall be indemnified in accordance with and to the fullest extent permissible under Delaware law. Pursuant to Delaware law, and our restated certificate of incorporation, this includes elimination of liability for monetary damages for breach of the directors’ fiduciary duty to us and our stockholders. These provisions do not eliminate the directors’ duty of care and, in appropriate circumstances, equitable remedies such as injunctive or other forms of non-monetary relief will remain available under Delaware law. In addition, each director will continue to be subject to liability for breach of the director’s duty of loyalty to us, for acts or omissions not in good faith or involving intentional misconduct, for knowing violations of law, for any transaction from which the director derived an improper personal benefit, and for payment of dividends or approval of stock repurchases or redemptions that are unlawful under Delaware law. The provision also does not affect a director’s responsibilities under any other laws, such as the federal securities laws or state or federal environmental laws.

     Insofar as indemnification for liabilities arising under the Securities Act may be permitted to our directors, officers and controlling persons pursuant to the foregoing provisions, or otherwise, we have been advised that in the opinion of the SEC such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable.

     We have obtained a policy of directors’ and officers’ liability insurance that insures our directors and officers against the cost of defense, settlement or payment of a judgment up to certain limits. For example, the policy limit for defense costs is $10,000,000 and is part of, and not in addition to, the overall limits of liability for the policy and such defense costs reduce and may exhaust the maximum limits of liability of the policy.